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                                                               EXHIBIT (12.)2

                    SARA LEE CORPORATION AND SUBSIDIARIES
              COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                  AND PREFERRED STOCK DIVIDEND REQUIREMENTS
                          (IN MILLIONS EXCEPT RATIOS)


                                                                                                         Year Ended
                                                                                                ----------------------------
                                                                                                  July 2,           July 3,
                                                                                                   1994              1993
                                                                                                ---------          ---------
Fixed charges and preferred stock dividend requirements:
        Interest expense                                                                           $188                 $162
        Interest portion of rental expense                                                           60                   53
                                                                                                -------              -------
        Total fixed charges before capitalized interest                                             248                  215
                and preferred stock dividend requirements
        Capitalized interest                                                                         21                   20
        Preferred stock dividend requirements (2)                                                    38                   42
                                                                                                -------              -------
                Total fixed charges and preferred stock
                        dividend requirements                                                       307                  277
                                                                                                =======              =======

Earnings available for fixed charges and preferred stock
                stock dividend requirements:
        Income before income taxes                                                                 $389               $1,082
        Less undistributed income in minority owned companies                                        (8)                  (7)
        Add minority interest in majority-owned subsidiaries                                         25                   25
        Add amortization of capitalized interest                                                     19                   18
        Add fixed charges before capitalized interest and
                preferred stock dividend requirements                                               248                  215
                                                                                                -------              -------
                Total earnings available for fixed charges and
                        preferred stock dividend requirements                                      $673               $1,333
                                                                                                =======              =======

        Ratio of earnings to fixed charges and preferred stock
                dividend requirements                                                               2.2                  4.8
                                                                                                =======              =======

(1) During the fourth quarter of fiscal 1994, the corporation recorded a pretax charge of $732 million in connection with various restructuring actions.

(2) Preferred stock dividends in the computation have been increased to an amount representing the pretax earnings that would have been required to cover such dividends.